Disclosure required by Regulation Section 229.304 Item (a)(2) Engagement of New Certifying Accountants.

Effective October 1, 1999, and ratified on February 7, 2000, the Board of Trustees, meeting in person, terminated Tait, Weller & Baker and appointed PricewaterhouseCoopers, LLP as the Fund's principal independent accountants for the fiscal year ended September 30, 2000. Shareholders of StockCar Stocks Mutual Fund, Inc. approved such appointment on April 27, 2000.

At no time during the Fund's two most recent fiscal years nor any subsequent interim period prior to engaging PricewaterhouseCoopers, LLP did the Fund (or someone on its behalf) consult PricewaterhouseCoopers, LLP regarding the application of accounting principles, the type of opinion PricewaterhouseCoopers, LLP would issue on the Fund's financial statements, or any other significant matter. Nor was there any matter that was either the subject of a disagreement (as defined by Regulation Section 229.304 (a)(1)(iv)) between Fund management and Tait, Weller & Baker prior to their termination nor a reportable event (as described in Regulation Section 229.304 (a)(1)(v)).